Exhibit 99.21

CONSENT OF EXPERT
March 30, 2021
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Simon Hille, FAusIMM, do hereby consent to the use of my name in connection with the preparation and review of the scientific or technical information contained in the Management’s Discussion and Analysis for the three and twelve months ended December 31, 2020 (the “MD&A”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2020 (the “Form 40-F”), and any amendments thereto, the Company’s Registration Statement on Form F-10, as amended (File No. 333-233055), and any Registration Statement on Form S-8 incorporating by reference the Company’s MD&A and Form 40-F.

By:	/s/Simon Hille
Simon Hille, FAusIMM

4845-2274-9922\3